SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                                 EL SITIO, INC.
                                 -------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    G30177102
                                    ---------
                                 (CUSIP Number)

      Patrick J. Dooley, Esq.                          Kevin O'Mara, Esq.
 Akin, Gump, Strauss, Hauer & Feld, L.L.P.    Clifford Chance Rogers & Wells LLP
      590 Madison Avenue                               200 Park Avenue
    New York, New York 10022                      New York, New York 10166-0153
         (212) 872-1000                                (212)878-3285
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2000
                         ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 9

CUSIP No. G30177102                                     Page 2 of 9 Pages

                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  IBERO-AMERICAN MEDIA PARTNERS II LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                 a.    [ ]
                                                 b.    [X]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                     Cayman Islands

                           7        Sole Voting Power
Number of                                 6,769,841
 Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                   6,769,841
  With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          6,769,841

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                     15.78%

14       Type of Reporting Person*

                  CO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 9 Pages



                   This Statement on Schedule 13D relates to Shares of Common Stock, $0.01 par value per share (the "Shares"), of El Sitio, Inc. (the "Issuer").

Item 1.  Security and Issuer.

                   This Statement relates to the Shares. The address of the principal executive office of the Issuer is Avenida Belgrano 846, 1092 Buenos Aires, Argentina.

Item 2.  Identity and Background.

                   This Statement is being filed on behalf of Ibero-American Media Partners II Ltd. ("Ibero-American Media Partners" or the "Reporting Person").

                   This Statement relates to the Shares held for the accounts of IAMP (El Sitio) Investments Ltd., a company organized under the laws of the British Virgin Islands ("IAMP (El Sitio)") and Washburn Enterprises Ltd., a company organized under the laws of the British Virgin Islands ("Washburn").

                              The Reporting Person

                   Ibero-American Media Partners is a company organized under the laws of the Cayman Islands. The principal business of Ibero-American Media Partners is investments in media businesses or companies in Iberoamerica. The address of the principal business offices of Ibero-American Media Partners is 404 Washington Avenue, 8th Floor, Miami Beach, Florida 33139. IAMP (El Sitio) and Washburn are directly or indirectly wholly-owned subsidiaries of Ibero-American Media Partners.

                   Hampstead Management Company Ltd., a British Virgin Islands company, and a member of the Cisneros Group of Companies (the "Cisneros Companies"), holds a 50% ownership interest in Ibero-American Media Partners. Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., and HMLA 1-SBS Coinvestors, L.P., each a Delaware limited partnership (collectively, the "Hicks Muse Entities") together hold a 50% ownership interest in Ibero-American Media Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2, and elsewhere in this Schedule 13D as applicable, is a list of the directors and officers of Ibero-American Media Partners.

                   Ibero-American Media Partners, by reason of its investment discretion over the securities owned by IAMP (El Sitio) and Washburn may be deemed the beneficial owner of the Shares held for the accounts of IAMP (El Sitio) and Washburn for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

                   During the past five years, neither the Reporting Person nor, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                   The consideration for the Shares reported herein as being acquired in the last 60 days consists of Advertising Time Credit (as defined in Item 6 below).

                   The securities reported herein may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms'

                                                            Page 4 of 9 Pages



credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                   All of the securities reported herein as having been acquired for the account of IAMP (El Sitio) and Washburn were acquired for investment purposes, and except as set forth in Item 6 and incorporated herein by reference, neither the Reporting Person nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                   In addition, Mr. Carlos Cisneros, who is affiliated with the Cisneros Companies, and Mr. Eric C. Neuman, who is affiliated with the Hicks Muse Entities, are directors of the Issuer and in such capacity may have influence over the corporate activities of the Issuer, including as many relate to transactions described in Item (a) through (j) of Item 4. Notwithstanding the foregoing, the Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                   (a) Ibero-American Media Partners may be deemed the beneficial owner of 6,769,841 Shares (approximately 15.78% of the total number of outstanding Shares). This number consists of (i) 6,284,050 Shares held for the account of IAMP (El Sitio) and (ii) 485,791 Shares held for the account of Washburn.

                   (b) Ibero-American Media Partners may be deemed to have the sole power to direct the voting and disposition of the 6,284,050 Shares held for the account of IAMP (El Sitio) and the 485,791 Shares held for the account of Washburn.

                   (c) Except for the transactions described in Items 4 and 6 hereto, there have been no transactions effected with respect securities of the Issuer since June 19, 2000 (60 days prior to the date hereof) by the Reporting Person.

                   (d) (i) The shareholder of IAMP (El Sitio) has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of IAMP (El Sitio) in accordance with its ownership interests in IAMP (El Sitio).

                       (ii) The shareholder of Washburn has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Washburn in accordance with its ownership interests in Washburn.

                   (e) Not applicable.

                   Information contained herein concerning Hampstead Management Company Ltd. and the Cisneros Companies has been provided by such parties. The Hicks Muse Entities assume no responsibility for such information. Information contained herein concerning the Hicks Muse Entities has been provided by such parties. Hampstead Management Company Ltd. and the Cisneros Companies assume no responsibility for such information.

                                                       Page 5 of 9 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   As part of the private placement completed on July 7, 1999, between the Issuer and IAMP (El Sitio) and certain others, the Issuer entered into an agreement with Washburn (the "Washburn Agreement"). Pursuant to the terms of the Washburn Agreement, Washburn agreed to provide the Issuer the equivalent of $6,000,000 in advertising time (the "Advertising Time Credit") on any or all of the media networks owned or controlled by Ibero-American Media Partners in consideration for 1,713,832 Shares of the Issuer (the "Barter Shares"). The Barter Shares are to be issued to Washburn based on Advertising Time Credit usage by the Issuer. On July 12, 2000, Washburn received 485,791 Shares attributable to Advertising Time Credit usage by the Issuer.

                   The Shares held for the accounts of IAMP (El Sitio) and Washburn are subject to a registration rights agreement, dated as of July 2, 1999, and the first amendment thereto, dated as of October 6, 1999 (together, the "Registration Rights Agreement"), copies of which are attached hereto as Exhibit A and Exhibit B, respectively, and incorporated herein by reference in response to this Item 6. Pursuant to the Registration Rights Agreement, each of IAMP (El Sitio) and Washburn is entitled to certain registration rights with respect to the Shares.

                   Pursuant to a Letter Agreement, dated as of February 17, 2000, by and among Iberoamerican Radio Holdings Chile S.A., ("Iberoamerican Radio Holdings"), Red de Television Chilevision S.A., ("Chilevision" and, together with Iberoamerican Radio Holdings, "IRC"), both affiliates of
Ibero-American Media Partners, and the Issuer, IRC entered into a two-year strategic alliance with the Issuer whereby the Issuer will assist IRC in the development of web sites for radio stations (the "Sites"). Iberoamerican Radio Holdings and Chilevision are wholly-owned subsidiaries of Ibero-American Media Partners. As partial consideration for the strategic relationship and subject to agreement on definite documentation, the Issuer will issue (within 30 days of entering into definite documentation), to Iberoamerican Radio Holdings the equivalent of $1,000,000 in Class B preferred shares of the Issuer (the "Class B") ($9.00 par value) and to Chilevision the equivalent of $500,000 in Class B shares of the Issuer ($9.00 par value), provided the Issuer receives a waiver from certain underwriters for a restriction on issuances of new capital stock. The Class B shares to be granted to Iberoamerican Radio Holdings and Chilevision will be restricted stock that cannot be disposed for a period of 12 months after date of issuance.

                   Except as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

          A. Registration Rights Agreement, dated as of July 2, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.6 to the Issuer's Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

          B.  Amendment No. 1 to Registration Rights Agreement,  dated as of October 6, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.18 to the Issuer's Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

                                                            Page 6 of 9 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 18, 2000


                                       IBERO-AMERICAN MEDIA PARTNERS II LTD.


                                       By:       /S/ Amaya Ariztoy
                                                -----------------------------
                                                Name:    Amaya Ariztoy
                                                Title:   Authorized Signatory

                                                       Page 7 of 9 Pages



                                     ANNEX A



         Directors and Officers of Ibero-American Media Partners II Ltd.


Name/Title/Citizenship   Principal Occupation            Business Address
---------------------    --------------------            ----------------


Mr. Michael Levitt       Partner                         1325 Avenue of the Americas
Director                 Hicks, Muse, Tate & Furst       25th Floor
United States Citizen    Incorporated                    New York, NY 10019

Mr. Thomas Hicks1        Chairman, CEO & Partner         200 Crescent Court
Director                 Hicks, Muse, Tate & Furst       Ste. 1600
United States Citizen    Incorporated                    Dallas, TX 75201

Mr. John Gavin           Managing Director               2100 Century Park West
Director                 Hicks, Muse, Tate & Furst       Los Angeles, CA 90067-6900
United States Citizen    Incorporated

Mr. Cesar Baez           Principal                       1325 Avenue of the Americas
Director                 Hicks, Muse, Tate & Furst       25th Floor
United States Citizen    Incorporated                    New York, NY 10019

Mr. Alejandro Rivera2    Vice President,                 550 Baltimore Way
Director                 Cisneros Group of Companies     Suite 900
Venezuelan Citizen       Managing Director, Venevision   Coral Gables, FL 33134
                         International Corp.

Mr. Gustavo Cisneros3    Chairman of Companies           Edificio Venevision
Director                 of the Cisneros Group of        Oficina de la Presidencia
Venezuelan Citizen       Companies                       Avenida La Salle
                                                         Colina de Los Caobos
                                                         Caracas, Venezuela

Vernon Jordan, Esq.      Managing Director,              30 Rockefeller Plaza
Director                 Lazard Freres & Co. LLC.        New York, NY 10020
United States Citizen

Mr. Brian Mulroney       Lawyer,                         1981 McGill College Avenue
Director                 Ogilvy Renault                  Suite 1100, Montreal
Canadian Citizen                                         Quebec, Canada H3A3C1


-------------------------------------

1 Mr. Thomas Hicks has an interest in the Hicks Muse Entities and is a majority shareholder of an entity which serves as general partner of Hicks, Muse & Co. Partners, L.P. ("Hicks, Muse & Co. Partners"). Hicks, Muse & Co. Partners holds 32,200 Shares of the Issuer.
2 Mr. Alejandro Rivera owns 650 Shares of the Issuer.
3 Mr. Gustavo Cisneros ("Mr. Cisneros"), together with other members of his family or trusts established for their benefit, has an interest in the Cisneros Companies. Kennard Corporation, a company beneficially owned by members of Mr. Cisnero's family, owns 3,150 Shares of the Issuer. Mr. Cisneros disclaims beneficial ownership of such Shares.

                                                            Page 8 of 9 Pages

Mr. James D. Robinson III     General Partner,                   126 East 56th Street
Director                      RRG Ventures II, L.P.              22nd Floor
United States Citizen                                            New York, NY 10022



Ms. Hilary J. Kramer          Senior Managing Director,          36 East 61st Street
Director                      Highgate Properties                New York, NY 10021
United States Citizen

Mr. Steven Bandel                                                Edificio Venevision
Director                                                         Final Avenida IA Salle
United States Citizen                                            Piso 3
                                                                 Colina de Los Caobos
                                                                 Caracas, Venezuela

Walker (Secretaries)          Administrative Services            Walker House, Mary Street
Limited                                                          P.O. Box 265 GT
Secretary                                                        George Town
                                                                 Grand Cayman
                                                                 Cayman Islands



         To the best of the Reporting Person's knowledge:

                   (a) Except as set forth above none of the above persons hold any Shares.

                   (b) Except as set forth above none of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                            Page 9 of 9 Pages


                                  EXHIBIT INDEX


A. Registration Rights Agreement, dated as of July 2, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.6 to El Sitio, Inc.'s Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

B. Amendment No. 1 to Registration Rights Agreement, dated as of October 6, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.18 to El Sitio, Inc.'s Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).